Exhibit 99.1

HOLLINGER INC.

HOLLINGER INC. ANNOUNCES TENDER OFFERS
FOR ANY AND ALL OF ITS OUTSTANDING
11.875% SENIOR SECURED NOTES DUE 2011

Toronto, Canada, February 17, 2004 — Hollinger Inc. (“Hollinger”) (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that it has commenced two simultaneous but independent offers to purchase for cash any and all of its outstanding 11.875% Senior Secured Notes due 2011 (the “Notes”). As of the date hereof, there is outstanding US$120,000,000 in aggregate principal amount of Notes.

In one of the offers (the “Debt Tender Offer”), Hollinger is voluntarily offering to purchase any and all Notes for US$1,250 per US$1,000 principal amount of Notes plus accrued and unpaid interest to, but not including, the settlement date, and is also soliciting consents to certain proposed amendments to the indenture pursuant to which the Notes were issued (the “Indenture”). The amendments would, among other things, eliminate substantially all of the restrictive covenants contained in the Indenture. Each holder who validly tenders Notes pursuant to the Debt Tender Offer on or prior to 5 p.m. (Eastern Standard Time) on March 3, 2004, unless extended or earlier terminated, shall also be entitled to receive a consent payment in the amount of US$30 per US$1,000 principal amount of such Notes. The Debt Tender Offer expires at 5 p.m. (Eastern Standard Time), on March 18, 2004, unless extended or earlier terminated.

In the other offer (the “Change of Control Offer”), Hollinger is offering to purchase any and all Notes for US$1,010 per US$1,000 principal amount of Notes plus accrued and unpaid interest to, but not including, the settlement date. The Change of Control Offer is being made pursuant to the Indenture with respect to a change of control which may have occurred in connection with the execution of the Tender and Shareholder Support and Acquisition Agreement dated as of January 18, 2004 among Press Holdings International Limited (“PHIL”), The Ravelston Corporation Limited (“Ravelston”) and Lord Black of Crossharbour, PC (Can), OC, KCSG (“Lord Black”). The Change of Control Offer expires at 5 p.m. (Eastern Standard Time) on April 13, 2004.

Completion of the Debt Tender Offer is conditional upon: (i) receipt of consents and waivers from the holders of not less than a majority of the principal amount of the Notes outstanding, (ii) the take-up and payment by Press Acquisition Inc. (“PAI”), a wholly-owned subsidiary of PHIL, of all of the shares of Hollinger owned or controlled, directly or indirectly, by Ravelston and Lord Black pursuant to the outstanding offers by PHIL, through PAI, to purchase any and all outstanding shares of all classes of Hollinger (the “Equity Tender Offer”), and (iii) certain customary conditions relating to, among other things, the absence of legal restrictions on completion of the Debt Tender Offer. The Change of Control Offer is unconditional, subject to the proper tender of the Notes.

As previously publicly disclosed by PHIL, it intends to acquire the entire equity interest of Hollinger by way of the Equity Tender Offer. Through the Debt Tender Offer and/or the Change of Control Offer, Hollinger intends to acquire 100% of the outstanding principal amount of the Notes. In order to facilitate the Debt Tender Offer, Hollinger and PHIL have entered into an agreement pursuant to which PHIL has agreed, subject to the satisfaction of certain conditions, including those conditions applicable to the Debt Tender Offer described above, to loan, advance or otherwise make available to Hollinger funds in an amount sufficient to pay the total consideration due in respect of all Notes that have been accepted for purchase by Hollinger pursuant to the Debt Tender Offer, together with accrued and unpaid interest to, but not including, the settlement date and any related consent fee payments. In addition, PHIL has agreed to reimburse Hollinger and/or pay all fees and expenses incurred by Hollinger in connection with the making and consummation of the Debt Tender Offer. Any such loan or advance by PHIL will be on terms no less favourable to Hollinger than if the funds were obtained from a person dealing at arm’s length with Hollinger. The agreement with PHIL was unanimously approved by the board of directors of Hollinger on February 16, 2004.

UBS Investment Bank is acting as dealer manager and solicitation agent for the Debt Tender Offer and the related consent solicitation.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offers and consent solicitation will be made solely by, and subject to terms and conditions set forth in, Hollinger’s offering circular in respect of the Debt Tender Offer and the Change of Control Offer, which is being sent to the holders of Notes today.

Hollinger’s principal asset is its approximately 72.4% voting and 30.0% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information, please contact:

Fred A. Creasey
Vice-President and CFO
Hollinger Inc.
416-363-8721